First Amended
                              EXTENSION AGREEMENT


This First Amended Extension Agreement (the "Agreement") is made effective as of June 24, 1999 (the "Effective Date"), by and between SGI International, a Utah Corporation ("SGI" or the "Company") and ____________________________ ("Investors").

                                    RECITALS

A. On August 12, 1997, the parties hereto entered into a Series 97-D Preferred Stock Purchase Agreement (the "Agreement") and a Registration Rights Agreement, the latter of which required registration of the stock underlying warrants and preferred shares that were being purchased; and,

B. As part of the August 12, 1997 transaction the Company issued warrants to Investors in the amount of $550,000 per tranche, in three separate tranches with each tranche expiring on dates certain.

C. Both Company and Investors are interested in extending the terms of those tranches (which were previously extended) to January 31, 2000.

D. Pursuant to the Purchase Agreement and Registration Rights Agreement executed concurrently with the Purchase Agreement Investors claims SGI owes them money pursuant to a penalty provision and SGI claims that it did not cause any delay in registration and thus owes no money to Investors.

                                   AGREEMENT

NOW THEREFORE, in consideration of the covenants and conditions of this Agreement the parties do hereby agree as follows:

1. Extension. SGI hereby agrees that in consideration of the previous waiver of the penalty claimed by Investors and for other good and valuable consideration, the term and expiration date of all warrants issued to Investors is hereby extended to and including January 31, 2000.

2. Term. This Agreement shall be effective on the Effective Date and terminate on January 31, 2000.

3. Renegotiation. The parties hereto acknowledge that the warrant extension would not have value unless Company is willing to renegotiate with Investors prior to January 31, 2000, the terms of the warrants and/or reprice them to a value that would provide consideration to Investors.

Company and Investors hereby agree to negotiate in good faith within a period of thirty (30) days prior to January 31, 2000 the terms of the warrants and Company will, if necessary to provide consideration to Investors, reprice the warrants. Any renegotiation or repricing will be made giving due consideration to the bid price of the common stock of Company.

4. Law. This Agreement shall be governed by and construed in accordance with the laws of the state of California as if it were executed and performed completely within such state.

5. Integration. This Agreement constitutes the entire understanding and agreement between the parties relating to the subject matter hereof and supersedes and cancels any prior written or oral understanding or agreement between the parties relating to the subject matter hereof. This Agreement shall not be amended, altered or supplemented in any way except by an instrument in writing, signed by the duly authorized representative of the parties.

6. Assignment. The rights or obligations of the parties hereby may not be assigned or delegated in any way without the written consent of the other party.

7. Severability. If any provision or term of this Agreement is held to be invalid, void, or unenforceable the remainder of the provisions shall remain in full force and effect and shall not be affected, impaired, or invalidated.

IN WITNESS WHEREOF the parties have executed this Agreement by their duly authorized signatories as of the day and year first written above.


SGI International, Inc.

By: Michael L. Rose
Title: CEO/President

INVESTOR:
By: By:
Name: